

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2023

Marc Fogassa
Chief Executive Officer and Chairman of the Board
Atlas Lithium Corporation
Rua Bahia, 2463 – Suite 205
Belo Horizonte, Minas Gerais
Brazil 30.160-012

> **Re: Atlas Lithium Corporation**
> **Registration Statement on Form S-3**
> **Filed August 25, 2023**
> **File No. 333-274223**

Dear Marc Fogassa:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:    Era Anagnosti